Exhibit 3 – Material Non-Public Information
Form NRSRO
March 2026



Morningstar DBRS Policies and Procedures[1] to Prevent the Misuse of Material, Non-Public Information:

- Business Code of Conduct

- Confidential Information Global Policy

- Personal Securities Ownership and Trading Global Policy

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[1] Certain policies and procedures that are referenced in the Business Code of Conduct, Confidential Information Global Policy, and Personal Securities Ownership and Trading Global Policy have not been attached to this exhibit as they may contain information that is proprietary or would have their effectiveness diminished if made publicly available.



Morningstar DBRS Business Code of Conduct

October 2025

Table of Contents

Introduction

The Morningstar DBRS Business Code of Conduct (the Business Code) reflects Morningstar DBRS'[1] (Morningstar DBRS or the Company) adherence to the International Organization of Securities Commissions (IOSCO) Code of Conduct Fundamentals for Credit Rating Agencies (IOSCO Code). The IOSCO Code is a framework of principles and practical measures designed to improve investor protection and the fairness, efficiency and transparency of the securities markets and to reduce systemic risk. The Business Code substantially follows the IOSCO Code structure to assist readers in referencing Morningstar DBRS responses to specific aspects of the IOSCO Code.

The Business Code is a summary of a range of policies, procedures and controls that Morningstar DBRS has established[2] to promote the objectivity and integrity of its credit ratings and the transparency of its operations. To the extent possible, Morningstar DBRS implements global policies and procedures. Morningstar DBRS also has established policies and practices to meet specific jurisdictional requirements in addition to those which are reflected in the Business Code.[3]

To the extent there is any conflict or inconsistency between this section and the descriptions otherwise contained in this Code, the text of this section shall prevail.

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1   The Morningstar DBRS group of companies consists of DBRS, Inc., DBRS Limited, DBRS Ratings GmbH, DBRS Ratings Limited and DBRS Ratings Pty Limited.

2   Morningstar DBRS maintains, documents, and enforces the policies, procedures and controls it has established.

3   Morningstar DBRS presently complies with the following regulatory regimes through one or more of its operating companies: in Canada, the Designated Rating Organization (DRO) regime under National Instrument 25-101 DRO; in the United States, the Nationally Recognized Statistical Rating Organization (NRSRO) regime under Section 15E of the Securities Exchange Act of 1934 and the Securities and Exchange Commission (SEC) rules thereunder; in the European Union (EU), the regime established in accordance with Regulation (EC) No1060/2009 of the European Parliament, as amended (the EU CRA Regulation); and in the United Kingdom (UK) in accordance with the EU CRA Regulation that was on-shored into UK law on 31 December 2020 with the necessary modifications contained in the Credit Rating Agencies (Amendment etc.) (EU Exit) Regulations 2019.

Morningstar DBRS also maintains an Employee Code of Conduct that sets out and provides guidance in respect of the Morningstar DBRS standards of conduct to be followed by Covered Personnel and underpins Morningstar DBRS' commitment to conducting its business in an ethical manner and with integrity.

Please note that by adopting and publishing the Business Code, Morningstar DBRS does not assume any responsibility or liability to any party arising from or in connection with the Business Code or the underlying policies, procedures and internal controls. The Business Code does not form a contract of any kind with any party and no party shall have any right whatsoever to enforce the Business Code in any respect. Morningstar DBRS may, in its sole discretion, amend the Business Code at any time.

The Business Code uses certain standard terms that are capitalized and defined herein or in the attached Appendix I.

MORNINGSTAR DBRS CREDIT RATINGS

Credit ratings[4] are forward-looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity (Issuer), security, and/or obligation. Credit ratings are not statements of fact. While historical statistics, performance, and expert opinion (on, e.g., financial statements or legal matters) can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance or events that cannot be guaranteed. As such, and to the extent that future events and economic conditions do not match expectations, credit ratings assigned to Issuers, securities, and/or obligations can change. Credit ratings are also based on approved and applicable methodologies, models and criteria (Methodologies), which includes key rating assumptions. Methodologies are periodically updated and, when material changes are deemed necessary, may also lead to rating changes.[5]

Credit ratings typically provide an opinion on the risk that investors may not be repaid in accordance with the terms under which an obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should default occur. Credit ratings are meant to provide opinions on relative measures of risk, but are neither based on expectations of any specific default probability nor meant to predict such.

Morningstar DBRS does not provide investment advice and a Morningstar DBRS credit rating is not a buy, sell or hold recommendation. Credit ratings address only credit risk, which is one element in an investor's decision-making process, and not any non-credit risks that may be relevant to investors (including, without limitation, any accounting, change in law or regulatory risk). Credit ratings make no assessment of the appropriateness of ownership for a given investor within their investment objectives. Specifically, investors may have an interest in areas outside the bounds of credit risk, such as the level of market prices, tax-related issues, or investment losses that could result from market-related or other changes, some of which could be unforeseeable. The data and information on which Morningstar DBRS bases its opinions is not audited or verified by Morningstar DBRS, although Morningstar DBRS conducts a reasonableness review of information received and relied upon in accordance with its Methodologies and policies.

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4   As defined by the IOSCO Code, a credit rating is an assessment regarding the creditworthiness of an entity or obligation, expressed using an established and defined ranking system.
5   Morningstar DBRS maintains procedures for developing, reviewing, updating and approving Methodologies.

Morningstar DBRS is not an investment advisor. Morningstar DBRS does not provide investment, financial or other advice. No credit rating or rating action shall constitute or be construed or represented as: (i) financial, investment, tax, legal or other advice, or (ii) a solicitation, recommendation, endorsement or offer to buy, hold, or sell any security, other investment or financial instrument, or to make any investment, financial or other decision.

Morningstar DBRS uses rating symbols as a concise method of expressing its opinion to the market, but there are a limited number of rating categories for the possible slight risk differentials that will exist across the rating spectrum and Morningstar DBRS does not assert that credit ratings in the same category are of exactly the same quality. Investors should also be aware of the additional value that may be provided by under review statuses, rating trends and the comments and opinions referenced in Morningstar DBRS press releases, rating reports and other publications, and/or other information posted to dbrs.morningstar.com.

Morningstar DBRS uses rating scales to assign and monitor credit ratings, including: (1) commercial paper and short-term debt rating scale, (2) long-term obligations scale (including bonds), (3) preferred share rating scale (Canadian scale only), (4) credit fund rating scale, (5) national scale credit ratings, (6) financial strength rating scale, and (7) expected loss rating scale. For non-investment-grade Issuers, Morningstar DBRS uses a recovery rating scale that is disclosed in the Methodology. The most current Morningstar DBRS rating scales and definitions in effect are available at no charge on dbrs.morningstar.com.

1. Quality and Integrity of the Rating Process

(1.1) Morningstar DBRS credit ratings are formed and disseminated based on established Methodologies, policies and processes. Morningstar DBRS' rating Methodologies are published on the Morningstar DBRS website and cover Issuers and obligations that Morningstar DBRS rates, including corporate finance Issuers, financial institutions, insurance companies, public finance and sovereign entities (collectively referred to as Fundamental Ratings) as well as structured finance transactions (Structured Finance Ratings). The Morningstar DBRS rating process includes a Rating Committee designed to check that sufficient data and information are factored into a rating.

Morningstar DBRS maintains rigorous, systematic and continuous rating Methodologies that are subject to validation, including back-testing, where possible. Morningstar DBRS publishes historical performance data, which includes default and transition studies, on an annual basis at a minimum.

(1.2) Credit ratings reflect all information known and believed to be relevant to Morningstar DBRS, consistent with the applicable Methodology that is in effect. Morningstar DBRS' policies, procedures and controls are designed so that credit ratings are based on an appropriate analysis of all such information.

(1.3) When deciding whether to rate or continue to rate an Issuer, Morningstar DBRS considers whether its Analytical Personnel have or will have access to sufficient information, and the appropriate knowledge and experience, to perform the rating analysis. Morningstar DBRS has adopted reasonable measures to check that the information it uses in assigning and maintaining a credit rating is sufficient to support the credit rating, and that it has the appropriate knowledge and experience. These measures generally include a review of asset data, legal documents and transaction party information. All such information is obtained from sources determined to be reliable. Morningstar DBRS does not audit or verify any information it receives. If Morningstar DBRS is asked to rate a type of financial product presenting limited historical data (such as an innovative financial vehicle), Morningstar DBRS identifies the limitations of the credit rating in the rating report or press release.

(1.4) Morningstar DBRS avoids issuing credit ratings for Issuers for which it does not have appropriate information, knowledge and experience. For example, where the complexity of a security or the structure of a type of security, or the lack of robust data about the assets underlying the security raise serious questions as to whether Morningstar DBRS can determine a credit rating for the security, Morningstar DBRS refrains from issuing a credit rating.

(1.5) In assessing creditworthiness, Analytical Personnel involved in the credit rating action use the Morningstar DBRS Methodology for the type of Issuer that is subject to the credit rating action. The Methodology is applied in a manner that is consistent across all Issuers for which that Methodology is used.

(1.6) Morningstar DBRS defines the meaning of each category in its rating scales and applies those categories consistently across all classes of rated Issuers to which a given rating scale applies.

(1.7) Morningstar DBRS credit ratings are determined by a Rating Committee structure. Each Rating Committee includes experienced Covered Personnel. The Rating Committee process facilitates rating decisions that are a collective assessment of Morningstar DBRS opinion rather than the view of individual analysts; based on sufficient information, incorporating both global and local considerations and applying approved Methodologies; and independent, free of any actual and perceived conflicts of interest.

(1.8) Morningstar DBRS assigns Analytical Personnel who, individually or collectively, have appropriate knowledge and experience for assessing the creditworthiness of the type of Issuer being rated.

(1.9) Morningstar DBRS maintains records to support its credit ratings in accordance with applicable laws and regulatory requirements in the jurisdictions in which Morningstar DBRS conducts business. Morningstar DBRS' policies, procedures, and controls are designed so that its Covered Personnel comply with Morningstar DBRS' internal record maintenance, retention, and destruction requirements and with applicable laws and regulations.

(1.10) Morningstar DBRS has established policies, procedures and controls designed to avoid knowingly issuing any credit ratings or reports that contain misrepresentations or that are otherwise misleading about the general creditworthiness of an Issuer or obligation. Such steps may include having an Issuer's management or Related Third Party review rating reports and press releases for factual errors prior to public dissemination.

(1.11) Morningstar DBRS maintains a sufficient pool of Analytical Personnel to provide timely credit ratings of all obligations and Issuers it rates.

When deciding whether to issue a credit rating for an Issuer, Morningstar DBRS assesses whether it is able to devote a sufficient number of Analytical Personnel with the skill sets to determine credit ratings and whether the Analytical Personnel have access to sufficient information to determine a credit rating.

(1.12) Morningstar DBRS has established criteria committees for each of the Fundamental Ratings and Structured Finance Ratings sectors composed of Analytical Personnel and senior managers. The Structured Finance Criteria Committee (SFCC) responsibilities include a review of the feasibility of providing a rating for a new product or asset class that is significantly different from the asset classes that Morningstar DBRS currently rates and a review of new and changed Structured Finance Rating Methodologies. The Fundamental Ratings Criteria Committee (FCC) has similar responsibilities to SFCC regarding review of Fundamental Rating Methodologies. In line with jurisdictional regulatory requirements, Morningstar DBRS publishes new and materially changed Methodologies for comment and, as appropriate, may incorporate stakeholder comments. Morningstar DBRS also has an additional screening process that provides a mechanism and forum to evaluate the feasibility of rating a proposed transaction, debt obligation or other credit opinion, as appropriate.

(1.13) Morningstar DBRS has implemented a Methodology Review Function (MRF) in each jurisdiction where it operates, and the MRF is a team that includes one or more senior Analytical Personnel. The MRF is responsible for periodically reviewing and approving new and existing Methodologies, and any significant changes made thereto in accordance with regulatory requirements and Morningstar DBRS policies and procedures. The SFCC and CFCC reviews new and changed Methodologies prior to the MRF review and approval of them. The MRF is independent of analytical and business development activities and reports to the Morningstar DBRS Boards or a Supervisory Board that has been established in each of the jurisdictions in which Morningstar DBRS operates.

Morningstar DBRS assesses whether existing Methodologies for determining credit ratings of structured products are appropriate when the risk characteristics of the assets underlying a structured product change materially.

If a Methodology is changed, Morningstar DBRS promptly publishes on the Morningstar DBRS website a summary of the changes and the potential impact on outstanding credit ratings. To the extent any outstanding credit ratings may be impacted by a change in Methodology, such credit ratings may be placed under review and are reviewed by a Rating Committee no later than six months from the effective date of the Methodology publication date.

(1.14) Morningstar DBRS structures its rating teams to promote continuity and avoid bias in its credit rating process. Each major Morningstar DBRS Fundamental Ratings and Structured Finance Ratings product group is headed by a member of Morningstar DBRS Management who oversees a team consisting of senior and junior Analytical Personnel. In jurisdictions in which it is required to do so by regulation, Morningstar DBRS rotates membership in its rating teams, which are done gradually and in a manner designed to promote continuity.

(1.15) For Morningstar DBRS to provide timely credit ratings for all rated industry and product sectors, Morningstar DBRS has allocated adequate resources to monitor its credit ratings, as necessary, on an ongoing basis and update its credit ratings at least on an annual basis, except for credit ratings which indicate that they do not entail ongoing monitoring, in accordance with regulatory requirements and Morningstar DBRS policies and procedures. Morningstar DBRS' monitoring of credit ratings incorporates all cumulative experience obtained and applies changes in credit ratings criteria and assumptions, where appropriate, to subsequent ratings. Press releases are published when rating actions are taken and, where applicable, rating reports are updated and published.

(1.16) Morningstar DBRS may maintain separate surveillance teams from the analytical teams that are responsible for the initial rating of Structured Finance products. Where separate teams are used, each team maintains a requisite level of expertise and resources to perform their respective functions in a timely manner.

(1.17) Morningstar DBRS has policies and procedures that clearly set forth guidelines for disseminating credit ratings that are the result or subject of credit rating actions and the related reports, and for when a credit rating is discontinued - withdrawn.

(1.18) Morningstar DBRS and its Covered Personnel interact fairly and honestly with rated Issuers, originators, underwriters, arrangers and users of credit ratings.

(1.19) Morningstar DBRS holds its Analytical Personnel to standards of integrity and seeks to employ only those individuals who meet these standards.

(1.20) Morningstar DBRS does not implicitly or explicitly provide any assurance or guarantee of a particular rating to Issuers, originators, underwriters, arrangers and users of credit ratings prior to a credit rating. From time to time, Morningstar DBRS may assign a provisional credit rating for new Issuers, Structured Finance and other transactions, but these credit ratings are not final. Morningstar DBRS identifies the basis for the provisional credit rating as well as the fact that the final credit rating may be different if changed conditions or newly discovered facts warrant. Provisional credit ratings are denoted with a (P) prefix.

(1.21) Morningstar DBRS and its Covered Personnel do not make promises or threats about potential credit rating actions to influence rated Issuers, originators, underwriters, arrangers or users of Morningstar DBRS' credit ratings to pay for credit ratings or other services.

(1.22) Morningstar DBRS, its Covered Personnel and Affiliates do not make proposals or recommendations regarding the activities of rated Issuers, including but not limited to proposals or recommendations about corporate or legal structure, assets, liabilities, activities, business operations, investment plans, lines of financing, business combinations or the design of Structured Finance products.

To produce credit ratings, there may be iterative dialogue and interaction between Morningstar DBRS and one or more of the parties previously noted during the rating process. When rating a Structured Finance transaction, for example, Analytical Personnel are permitted to describe the assumptions and rationales used by Morningstar DBRS to arrive at a credit rating decision and explain how such assumptions and rationales apply to the transaction presented. In addition, Analytical Personnel may provide information on the quantitative output of the credit rating analysis to further explain the applicable rating Methodology. During the course of providing any such information, Analytical Personnel do not offer recommendations about potential changes to obtain a desired credit rating.

(1.23) In each jurisdiction that Morningstar DBRS operates, Morningstar DBRS has policies, procedures and controls designed so that Covered Personnel comply with the internal policies, procedures and codes as well as applicable laws and regulations. Among other things, Covered Personnel are required to comply with the Employee Code of Conduct, and to annually certify that they are doing so. Furthermore, as part of the hiring process, new Covered Personnel are required to review the Employee Code of Conduct, to be familiar with all related policies and procedures and to confirm their ability and intent to comply with them. The annual certification also requires Covered Personnel to acknowledge that they have read and understood the Business Code.

Morningstar DBRS has a compliance function responsible for monitoring and reviewing the compliance of Morningstar DBRS and its Covered Personnel with the provisions of Morningstar DBRS policies, procedures and codes, and with applicable laws and regulations. The compliance function also reviews the adequacy of Morningstar DBRS' policies, procedures and controls. Morningstar DBRS has appointed a Global Chief Compliance Officer (GCCO) to oversee and maintain the Morningstar DBRS global compliance program.

The GCCO is supported by Regional Compliance Officers (RCOs) in various jurisdictions. At present, the Canadian RCO serves as the Nationally Recognized Statistical Ratings Organizations (NRSRO) Designated Compliance Officer (DCO). The GCCO is accountable to the Boards of Morningstar DBRS. The compensation of the GCCO and RCOs is not linked to business performance and is reviewed by the Board's Independent Non-Executive Directors (INEDs). The RCOs also have direct access to the Boards.

(1.24) Covered Personnel are expected to promptly report any conduct that they reasonably believe is illegal, unethical or contrary to the Employee Code of Conduct or any Morningstar DBRS policy or procedure to the GCCO or their RCO. Morningstar DBRS allows matters to be reported on a confidential or anonymous basis. Upon receiving such a report, the GCCO or RCO, as applicable, takes appropriate action, in accordance with Morningstar DBRS policies and procedures, and applicable laws and regulations. In addition to reporting concerns internally, Covered Personnel may also report externally to the appropriate federal, state or local agencies and commissions, including but not limited to the Securities and Exchange Commission through its Whistleblower Program.

Morningstar DBRS prohibits retaliation against any Covered Personnel reporting a breach or complaint, even if turns out that there has been no actual breach. Retaliation would, in itself, be a breach and present grounds for disciplinary action.

2. Morningstar DBRS Independence and Avoidance of Conflicts of Interest

A. GENERAL

(2.1) Morningstar DBRS does not delay or refrain from taking a credit rating action based on the potential effect (economic, political or otherwise) of the action on Morningstar DBRS, an Issuer, originator, underwriter, arranger, an investor or other market participant.

(2.2) Morningstar DBRS and its Covered Personnel are required to use care and professional judgment to maintain both the substance and appearance of Morningstar DBRS' and their own independence and objectivity.

(2.3) The determination of a credit rating is influenced only by factors relevant to assessing the creditworthiness of the rated Issuer.

(2.4) Credit ratings that Morningstar DBRS assigns are not affected by the existence of or potential for a business relationship between Morningstar DBRS or its Affiliates and the Issuer, its Affiliates or Related Third Parties, or any other party, or the non-existence of such a relationship.]

(2.5) Morningstar DBRS is in the credit ratings business and it does not engage in any other businesses that may present a conflict of interest with its credit ratings business. Morningstar DBRS discloses the credit rating, ancillary as well as consulting and advisory services it conducts, if any, on the Morningstar DBRS website.

B. MORNINGSTAR DBRS POLICIES, PROCEDURES, CONTROLS AND DISCLOSURES

(2.6) Morningstar DBRS has adopted written internal policies, procedures and controls to identify and eliminate or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the Company's opinions and analyses or the judgment and analyses of an Analytical Person or Rating Committee member. Among other things, these address how the following conflicts can potentially influence Morningstar DBRS credit rating Methodologies or credit rating actions:

A. Being paid to issue a credit rating by the rated Issuer, or by, its Affiliates or Related Third Parties;

B. Being paid by subscribers with a financial interest that could be affected by a Morningstar DBRS credit rating action;

C. Being paid by rated Issuers, or Affiliates or Related Third Parties of a rated Issuer, or subscribers for services other than issuing credit ratings or providing access to Morningstar DBRS credit ratings;

D. Providing a preliminary indication or similar indication of credit quality to an Issuer, or its Affiliates or Related Third Parties, prior to being hired to determine the final credit rating for the Issuer, or its Affiliates or Related Third Parties; and

E. Having a direct or indirect ownership interest in a rated Issuer, or having a rated Issuer have a direct or indirect ownership interest in Morningstar DBRS.

Morningstar DBRS will not rate an entity that is an Affiliate or Associate of Morningstar DBRS or its Analytical Personnel. In addition, Morningstar DBRS does not permit its Analytical Personnel to participate in or otherwise influence the determination of a credit rating if the Analytical Personnel has an Associate who currently works for or is a director of the rated entity, its Affiliates or Related Third Parties.

Morningstar DBRS will not issue a credit rating if a Covered Person has an actual or potential conflict of interest with an Issuer. If the credit rating has already been issued, Morningstar DBRS will publicly disclose in a timely manner that the credit rating may be affected.

(2.7) Morningstar DBRS discloses its actual and potential conflicts of interest (including, but not limited to, those conflicts of interest identified in Principle 2.6 above) in a complete, timely, clear, concise, specific and prominent manner. When the actual or potential conflict of interest is unique or specific to a credit rating action with respect to a particular rated Issuer, such conflict of interest is disclosed in the same form and through the same means as the relevant credit rating action.

(2.8) Morningstar DBRS discloses the general nature of its compensation arrangements with rated Issuers on the Morningstar DBRS website. Morningstar DBRS is prohibited from issuing or maintaining a credit rating solicited by a person (including any single Issuer, originator, arranger, client or subscriber, including affiliates of these entities) from whom, in the most recently ended fiscal year, Morningstar DBRS received net revenue that is equaling or exceeding 10% of Morningstar DBRS' total net annual revenue. Morningstar DBRS currently does not receive more than 10% of its annual revenue from any single Issuer, originator, arranger, client or subscriber, including affiliates of these entities. Morningstar DBRS also complies with specific jurisdictional revenue concentration requirements or limits.

(2.9) Morningstar DBRS supports the requirements for Structured Finance Issuers and originators of Structured Finance products to make all relevant information regarding these products available to investors to conduct their own analyses.

(2.10) Morningstar DBRS does not hold or transact in trading instruments presenting conflicts of interest with Morningstar DBRS credit rating activities.

(2.11) In instances where rated entities, such as governments, have or are simultaneously pursuing, oversight functions related to Morningstar DBRS, Morningstar DBRS does not use Analytical Personnel to conduct its rating actions who are responsible for interacting with the officials of such rated entities involved in its oversight issues.

C. MORNINGSTAR DBRS ANALYST AND EMPLOYEE INDEPENDENCE
(2.12) Reporting lines for Covered Personnel and their compensation arrangements are structured to eliminate or manage actual and potential conflicts of interest. Analytical Personnel are not compensated or evaluated on the basis of the amount of revenue that Morningstar DBRS derives from Issuers that the Analytical Personnel rate or with which the Analytical Personnel regularly interact.

Morningstar DBRS periodically, as necessary, conducts reviews of compensation policies and practices for its Analytical Personnel to check that these policies and practices do not compromise the objectivity of the rating process.

(2.13) Morningstar DBRS maintains an organizational structure with supporting policies, procedures and internal controls designed to effectuate the separation of its Covered Personnel directly involved in credit rating activities from those who are involved in sales and marketing discussions with Issuers, or their Affiliates or Related Third Parties, who may seek a Morningstar DBRS credit rating.

Analytical Personnel are prohibited from initiating, arranging, negotiating or participating in discussions involving commercial matters related to selling or marketing of any Morningstar DBRS services. All such sales or marketing activities are required to be conducted by Non-Analytical Personnel who are excluded from credit rating activities.

(2.14) Morningstar DBRS has adopted policies and procedures designed to check that the credit ratings it issues are free from compromising influences.

If any Analytical Personnel owns Securities of an Issuer (other than as noted in Section 2.15), has a prohibited interest in the Issuer or if any of the other situations described below causes or is perceived to cause a conflict of interest, the Analytical Person will not be permitted to participate in or otherwise influence the determination of the subject credit rating.

A. Holds or transacts in a trading instrument issued by the rated Issuer;

B. Holds or transacts in a trading instrument (other than a diversified collective investment scheme) that itself owns an interest in the rated Issuer, or is a derivative based on a trading instrument issued by the rated Issuer;

C. Holds or transacts in a trading instrument issued by an affiliate of the rated Issuer, the ownership of which may cause or may be perceived as causing a conflict of interest;

D. Holds or transacts in a trading instrument issued by a Related Third Party of the rated Issuer, the ownership of which may cause or may be perceived as causing a conflict of interest;

E. Is currently employed or had a recent employment or other significant business relationship with the Issuer, its Affiliates or Related Third Parties that may cause or be perceived as causing a conflict of interest;

F. Is or has an Immediate Family Member that is a director of the Issuer, its Affiliates or Related Third Parties; or

G. Has/had or has an Immediate Family Member that has/had another relationship with or interest in the Issuer, its Affiliates or Related Third Parties that may cause or be perceived as causing a conflict of interest.

(2.15) Analytical Personnel and their Immediate Family Members are prohibited from directly or indirectly buying, selling or engaging in any transaction in any Securities issued, guaranteed or otherwise supported by any entity rated by Morningstar DBRS within their area of primary responsibility. The Personal Securities Ownership and Trading Global Policy and Procedure as well as the Employee Code of Conduct are designed, together with supporting policies and procedures, to provide guidance to Covered Personnel regarding Securities trading activities to avoid conflicts of interest with Morningstar DBRS credit rating activities.

(2.16) Analytical Personnel and their Immediate Family Members are not permitted to give or accept gifts or entertainment, other than incidentals of nominal value provided as part of a meeting, to or from anyone associated with a customer or prospective customer, or investor or prospective investor in an issuance or entity rated by Morningstar DBRS. Covered Personnel are not permitted to solicit gifts from anyone with whom Morningstar DBRS does ratings-related business. Covered Personnel are not permitted to accept gifts in the form of cash or cash equivalents or that may otherwise create potential, perceived or actual conflicts of interest. In accordance with jurisdictional requirements, Covered Personnel may be subject to additional restrictions related to gifts.

(2.17) Subject to applicable laws, Morningstar DBRS policies and procedures require Covered Personnel to disclose to the GCCO or their RCO, personal relationships that create the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated Issuer, originator or the lead underwriter or arranger of the rated obligation within his or her area of analytic responsibility).

(2.18) Morningstar DBRS has established policies and procedures regarding situations in which Analytical Personnel leave the employment of Morningstar DBRS and join an entity that they participated in rating; an obligor whose obligation they participated in rating; an originator, underwriter, or arranger with which they had significant dealings as part of his or her duties at Morningstar DBRS and takes actions as needed in accordance with applicable regulatory requirements.

(2.19) Covered Personnel are encouraged to raise any concerns they have and are required to report known or suspected violations of applicable laws, rules or Morningstar DBRS policies and procedures. Covered Personnel can report using any of the options detailed within the How to Report Breaches or Get Advice section of the Employee Code of Conduct.

(2.20) Covered Personnel must not bring proprietary or Confidential Information with them when they join Morningstar DBRS. Morningstar DBRS does not tolerate the unauthorized receipt or use of intellectual property or Confidential Information (including plagiarizing the work of others, which is prohibited).

3. Morningstar DBRS Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

(3.1) Morningstar DBRS provides information on the Morningstar DBRS website to assist investors in developing a greater understanding of what a credit rating is, including the nature and limitations of each credit rating and the risks of relying on credit ratings to make investment or other financial decisions. Morningstar DBRS does not state or imply that its regulatory authorities endorse Morningstar DBRS credit ratings and does not use its registration status to advertise the quality of Morningstar DBRS credit ratings.

(3.2) Morningstar DBRS publishes on the Morningstar DBRS website sufficient information about its policies, credit ratings, credit rating process and its credit rating Methodologies so that market participants can understand the manner in which Morningstar DBRS determines its credit ratings. Morningstar DBRS press releases, announcements and invitations to industry forums are disclosed on the Morningstar DBRS website, Bloomberg, Thomson Reuters and other electronic and print services. In addition to the aforementioned disclosed ratings information, Morningstar DBRS also makes rating reports, industry studies, commentaries and securitization servicer reports available to subscribers, which may be free of charge in certain jurisdictions.

(3.3) In accordance with Morningstar DBRS policies, new Methodologies and material changes to existing Methodologies are typically disclosed via press release on the Morningstar DBRS website. Where feasible and appropriate, this disclosure is made before the change takes effect. Morningstar DBRS carefully considers the various uses of its credit ratings before modifying its Methodologies, policies, procedures and processes.

(3.4) Morningstar DBRS discloses the Credit Ratings Global Policy on the Morningstar DBRS website, which addresses the issuance of unsolicited credit ratings.

(3.5) Morningstar DBRS discloses its policies for distributing its credit ratings, reports and updates and for when a credit rating is discontinued - withdrawn. Morningstar DBRS provides rationales to support each rating action.

(3.6) Morningstar DBRS discloses clear definitions of the meaning of each credit rating category in its rating scales, the definition of default and the time horizon Morningstar DBRS uses when making a rating decision. Except as noted in its Credit Ratings Global Policy, Morningstar DBRS credit ratings are monitored on an ongoing basis as new information becomes available.

(3.7) Morningstar DBRS differentiates credit ratings of Structured Finance products from traditional Fundamental Ratings through the use of a different rating symbol modifier (sf).

The SF modifier indicates that the credit rating is for a Structured Finance product and does not change the meaning or definition of the credit rating in any other way and does not change the risk of the particular Structured Finance product. Morningstar DBRS clearly defines and consistently applies its rating symbols.

(3.8) Morningstar DBRS is transparent about the manner in which each credit rating is determined.

(3.9) In accordance with the Company's credit rating policies and procedures, prior to issuing or revising a credit rating, Morningstar DBRS, where feasible or appropriate and in accordance with jurisdictional requirements, informs the Issuer or arranger of the rated obligation of the information and principal considerations upon which the intended rating action is based and provides the Issuer or arranger with an opportunity to review for factual accuracy and inclusion for Material Non-Public Information (MNPI). Analytical Personnel evaluate these clarifications and all relevant information. If the Issuer takes exception to the credit rating, Morningstar DBRS is generally prepared to consider an appeal where the Issuer or arranger provides material new information to Morningstar DBRS. Morningstar DBRS considers credit rating appeals on a case-by-case basis. Morningstar DBRS defers issuing the press release and any related report pending disposition of the appeal request and resolution of the appeal, as applicable.

(3.10) When Morningstar DBRS publicly discloses or distributes to its subscribers a credit rating that is the result or subject of the credit rating action, it does so as soon as is practicable after taking the credit rating action, subject to jurisdictional regulatory requirements.

(3.11) Except for private credit ratings and credit ratings for certain private placement transactions provided only to the Issuer, Morningstar DBRS discloses to the public, on a non-selective basis and at no cost, any credit rating regarding publicly issued Securities or Issuers as well as any subsequent decisions to discontinue such a credit rating.

(3.12) The solicitation status of Morningstar DBRS credit ratings is set at the Issuer or transaction level, as applicable. Accordingly, the solicitation status of all Morningstar DBRS credit ratings associated with a particular Issuer or a transaction would typically be the same.

With respect to credit ratings issued by a Morningstar DBRS entity located in the United States and Canada, Morningstar DBRS unsolicited credit ratings are ratings that are not initiated at the request of the Issuer, rated entity, or other third party and are assigned without participation by the Issuer, rated entity, or other third party. If the issuer, rated entity, or other third party does not make a request for or initiate the credit rating but participates in the credit rating process, the credit rating is a solicited rating. As such, DBRS, Inc. and DBRS Limited do not issue "unsolicited-participating" credit ratings. For each credit rating, Morningstar DBRS discloses whether the Issuer, rated entity, or other third party participated in the rating process and whether Morningstar DBRS had access to the accounts and other relevant internal documents of the Issuer, rated entity, or other third party. Each credit rating not initiated at the request of the Issuer, rated entity, or other third party is identified as such.

With respect to credit ratings issued by a Morningstar DBRS entity located in Europe or Australia, Morningstar DBRS unsolicited credit ratings are ratings that are not requested by the Issuer or a Related Third Party. For each unsolicited credit rating in Europe or Australia, Morningstar DBRS discloses whether the Issuer or a Related Third Party participated in the rating process and whether Morningstar DBRS had access to the accounts and other relevant internal documents of the Issuer or Related Third Party.

Morningstar DBRS provides the required disclosures in respect of each unsolicited public credit rating in the relevant press release, presale report and/or rating report. Morningstar DBRS also identifies and maintains records of its unsolicited credit ratings.

(3.13) Morningstar DBRS clearly indicates the attributes and limitations of each credit rating as well as the extent to which Morningstar DBRS verifies information provided to it by the rated Issuer, or originator, or the underwriter, or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, Morningstar DBRS discloses its presence and the manner in which it may limit the credit rating.

(3.14) For each of its public credit ratings, Morningstar DBRS indicates when the credit rating was last updated. Morningstar DBRS references the last rating report and/or press release date, the principal Methodology(ies) and other Methodology(ies), as applicable, which were used in determining the credit rating(s) in its press releases. Further, the other Methodologies used may either be referenced as related research in the principal Methodology and/or listed in the ratings press release(s). These can be found on the Morningstar DBRS website under "Methodologies & Criteria."

Where the credit rating is based on more than one Methodology or where a review of only the principal Methodology might cause users of credit ratings to overlook important aspects of the credit rating, Morningstar DBRS explains the manner in which the different credit rating Methodologies and other important aspects factored into the credit rating decision in the credit rating press release and/or rating report in line with applicable regulatory requirements.

Morningstar DBRS publishes the applicable rating disclosures as required by each jurisdiction in its credit ratings press releases and/or rating reports and/or on the Morningstar DBRS website.

(3.15) Generally, when Morningstar DBRS issues a public credit rating on a Structured Finance product, Morningstar DBRS provides sufficient information about its loss and cash flow analysis in its disclosure to assist investors in their review of Morningstar DBRS analysis and credit ratings. Morningstar DBRS also analyzes the sensitivity of a Structured Finance product credit rating to changes in the underlying rating assumptions and discloses the risk sensitivities as appropriate.

(3.16) When issuing or revising a credit rating, where applicable, Morningstar DBRS explains in its announcement and/or report the key assumptions and data underlying the credit rating, including financial statement adjustments that deviate materially from those contained in the published financial statements of the Issuer.

(3.17) Morningstar DBRS publicly announces when it has discontinued a credit rating on an Issuer, security or obligation, which indicates the date the credit rating was last updated and the reasons for the decision to discontinue the credit rating, with the exception of Discontinued – Repaid credit ratings, which do not always require a press release. Accordingly, in cases when Morningstar DBRS discontinues monitoring a credit rating for a rated Issuer, Morningstar DBRS either discontinues – withdraws the credit rating or discloses such discontinuation as soon as practicable.

(3.18) To promote transparency and to enable the market to best judge the performance of the credit ratings, Morningstar DBRS, where possible, publishes sufficient information about the historical default rates of Morningstar DBRS credit rating categories and whether the default rates of these categories have changed over time. This allows interested parties to understand the historical performance of each category and if and how credit rating categories have changed. The statistics enable the market to draw quality comparisons among credit ratings issued by different credit rating agencies. Morningstar DBRS publishes default and transition studies on an annual basis at a minimum. These studies include verifiable, quantifiable historical information about the performance of Morningstar DBRS credit rating opinions, organized, structured and, where possible, standardized in such a way to assist investors in drawing performance comparisons among different credit rating agencies. If the nature of the credit rating or other circumstances make a historical default rate inappropriate, statistically invalid or otherwise likely to mislead the users of the credit rating, Morningstar DBRS would explain this.

B. THE TREATMENT OF CONFIDENTIAL INFORMATION
(3.19) Morningstar DBRS has adopted procedures and mechanisms to protect the Confidential Information and/or MNPI, including that received from a rated Issuer, or originator, or the underwriter, or arranger of a rated obligation. Unless otherwise permitted by the Issuer,

Morningstar DBRS and its Covered Personnel refrain from disclosing Confidential Information in press releases, research conferences or in conversations with investors, other Issuers or any other persons.

Notwithstanding the foregoing, Morningstar DBRS and its Covered Personnel:

A. Do not use or disclose Confidential Information and/or MNPI for any purpose unrelated to Morningstar DBRS' credit rating activities, including disclosing such information to other Covered Personnel where the disclosure is not necessary in connection with Morningstar DBRS' credit rating activities, unless disclosure is required by applicable law or regulation;

B. Take reasonable steps to protect Confidential Information and/or MNPI from fraud, theft, misuse or inadvertent disclosure;

C. Do not use or disclose Confidential Information received from a rated Issuer in violation of the terms of any applicable agreement or mutual understanding. Morningstar DBRS keeps the information confidential, unless disclosure is required by applicable law or regulation; or

D. Do not selectively disclose information about a pending credit rating action, except to the rated Issuer or as required by applicable law or regulation.

(3.20) Morningstar DBRS has adopted policies, procedures and controls designed to prevent violations of applicable laws and regulation governing the treatment and use of Confidential Information and/or MNPI.

(3.21) Morningstar DBRS prohibits its Covered Personnel from engaging in transactions in Securities when they possess Confidential Information about the Issuer of such Securities. Covered Personnel should not share Confidential Information for the purpose of trading Securities or for any other purpose, except in the conduct of the Morningstar DBRS credit ratings business. Covered Personnel are required to comply with the Company's personal securities ownership and trading policies and procedures as well as to periodically certify their compliance with the same as part of the annual statement of understanding.

4. Governance, Risk Management and Employee Training

(4.1) Morningstar DBRS has established a Board of Directors for each jurisdiction in which it operates (Morningstar DBRS Boards). Among other accountabilities, the Morningstar DBRS Boards are required to monitor the development of credit policy and Methodologies, the effectiveness of the internal control system, the effectiveness of conflicts of interest measures and compliance and governance processes as well as adherence to the Business Code. In addition to Morningstar DBRS executive management directors, the Morningstar DBRS Boards include INEDs. The composition of the Morningstar DBRS Boards is driven by jurisdictional regulatory requirements; however, all INEDs must maintain their independence of analysis, decision and action in all circumstances and are subject to Morningstar DBRS' policies regarding conflicts of interest.

Morningstar DBRS does not issue a credit rating unless a majority of the members of the Morningstar DBRS Boards, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee the business activities of Morningstar DBRS. In addition, at least one independent member and one other member possesses, using a reasonable person's standard, senior-level in-depth knowledge and experience regarding the Structured Finance product.

Morningstar DBRS does not issue a credit rating if a member of it Morningstar DBRS Boards participated in any deliberation involving a specific credit rating in which the member has a financial interest in the outcome of the credit rating.

Morningstar DBRS compensates the independent members of the Morningstar DBRS Boards through a flat annual fee. Accordingly, their compensation is not linked to the business performance of Morningstar DBRS or its Affiliates.

As part of its governance structure, Morningstar DBRS has also implemented a global Policy Review Group to review and approve all new and revised Morningstar DBRS credit ratings and compliance policies and procedures.

(4.2) Morningstar DBRS has established a global risk management function that is responsible for the development, implementation and ongoing management of the Risk Management Global Policy and Group Risk Management Framework. This function uses a systematic and disciplined approach to the identification, assessment, mitigation, monitoring and reporting of risks. The function makes periodic reports to the Morningstar DBRS Boards and senior management to assist them in assessing the adequacy of the policies, procedures and controls that Morningstar DBRS established to manage risk, including the policies, procedures and controls specified in the IOSCO Code.

Morningstar DBRS has designed and implemented administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control as well as safeguard arrangements for information processing systems (mechanisms). Morningstar DBRS monitors and evaluates the adequacy and effectiveness of these mechanisms on a regular basis and takes appropriate measures to address any deficiencies.

Morningstar DBRS has implemented and maintains a decision-making approach and an organizational structure with clear reporting lines, functions and responsibilities.

Morningstar DBRS does not outsource activities if doing so materially impairs the effectiveness of its internal controls or the ability of a regulatory authority to conduct compliance reviews of Morningstar DBRS' compliance with applicable legislation or its code of conduct. Morningstar DBRS does not outsource the functions or duties of its compliance officer.

(4.3) Morningstar DBRS has policies, procedures, and controls requiring Covered Personnel to undergo ongoing training periodically, as appropriate. The subject matter covered by training is relevant to their responsibilities and covers, as applicable; the Morningstar DBRS codes of conduct; credit rating Methodologies; Morningstar DBRS' policies, procedures and controls for managing conflicts of interest and governing the holding and transacting in trading instruments; and Morningstar DBRS' policies and procedures for handling Confidential Information and/or MNPI. Morningstar DBRS' policies, procedures, and controls include measures to check that Covered Personnel complete required training.

5. Enforcement and Disclosure of the Code and Communication with Market Participants

(5.1) Morningstar DBRS disclosures are, to the best of its knowledge, complete, fair, accurate, timely and understandable to investors and other users of credit ratings.

(5.2) The Business Code has been drafted in accordance with the IOSCO Code. In the case of Section 2.9, Morningstar DBRS supports a Structured Finance Issuer disclosure regime; however, Morningstar DBRS does not disclose in its credit rating announcements the extent to which the Issuer complies with its disclosure obligations as Morningstar DBRS believes that it is the obligation of the Issuer to provide this information. Morningstar DBRS believes that this modified provision achieves the objectives contained in the IOSCO Code and the principles that underlie it. In the case of Section 3.11, Morningstar DBRS does not publicly disclose private credit rating actions, which is a departure from the IOSCO Code disclosure requirements.

The GCCO and RCOs are responsible for the oversight of Morningstar DBRS compliance with the Business Code and the compliance of Covered Personnel with the Employee Code of Conduct. Morningstar DBRS discloses any material modifications made to this Business Code or how it is implemented and enforced on a timely basis.

(5.3) The GCCO is charged with communicating with market participants and the public regarding any complaints that Morningstar DBRS may receive. Contact details for the GCCO are included in Appendix II to the Business Code.

(5.4) The Business Code, Methodologies, historical performance data and any other disclosures, as applicable, are all publicly and prominently available free of charge on the Morningstar DBRS website.

Appendix I: Definitions

ANALYTICAL PERSONNEL

Analytical Personnel (singular, Analytical Person or analyst) means Covered Personnel who participate in the determination, approval, monitoring, or discontinuation of credit ratings or who participate in the development, review, approval, or discontinuation/withdrawal of Methodologies used in determining credit ratings.

AFFILIATE

An Affiliate means an entity that directly or indirectly controls, is controlled by or is under common control with another entity.

ASSOCIATE

Where used to indicate a relationship with Morningstar DBRS or an Analytical Person, Associate means,

A. Any company of which Morningstar DBRS or an Analytical Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding,

B. Any partner of Morningstar DBRS or an Analytical Person,

C. Any trust or estate in which an Analytical Person has a substantial beneficial interest or as to which he or she serves as trustee or in a similar capacity, or

D. Any immediate family member of an Analytical Person who resides in the same home as that person.

CONFIDENTIAL INFORMATION

Morningstar DBRS defines Confidential Information to include:

A. Data and information Morningstar DBRS receives from or on behalf of an issuer or entity in connection with Morningstar DBRS' business which Morningstar DBRS knows, or should reasonably know, is information confidential to the issuer, entity or agent. This does not include data or information that: (i) was previously known to Morningstar DBRS through independent sources; (ii) was lawfully received from a third party without an obligation of confidence; (iii) was in, or has become part of, the public domain; (iv) has been publicly released by the issuer, entity and/or its authorized agent on a prior basis; or (v) is required to be released or disclosed by law.

B. Data and information with respect to a pending Morningstar DBRS credit opinions that has not yet been publicly disclosed.

C. Confidential Information further includes MNPI.

COVERED PERSONNEL

Covered Personnel means (i) Morningstar DBRS Credit Personnel; and (ii)Morningstar employees who are not Morningstar DBRS Credit Personnel but are designated as Morningstar DBRS Covered Personnel by the Morningstar DBRS Compliance Department because they perform work on behalf of Morningstar DBRS.

CREDIT PERSONNEL

Credit Personnel (or Credit Personnel/Person) means (i) all full-time or part-time Morningstar DBRS employees, interns, co-ops, contractors and consultants (this includes Analytical Personnel and Non-Analytical Personnel).

MORNINGSTAR DBRS MANAGEMENT

Morningstar DBRS Management means those Covered Personnel who have personnel management responsibilities and/or have significant accountabilities and impact on Morningstar DBRS business. Certain Morningstar DBRS Management are also Morningstar DBRS officers and directors.

IMMEDIATE FAMILY MEMBER

Immediate Family Member means the spouse, domestic partner, child or other relative or person living with or financially dependent on an Analytical Person.

ISSUER

Issuer means an entity that issues debt, debt-like securities or a credit commitment or an obligation. For the purposes of this definition, "Entity" as defined by the IOSCO Code means a government; political subdivision, agency or instrumentality of a government; or a company, corporation, partnership, trust, estate or association and "Obligation" as defined by the IOSCO Code means a trading instrument, credit commitment, loan or other similar product or transaction that has inherent credit risk.

MATERIAL NON-PUBLIC INFORMATION (MNPI)

Morningstar DBRS defines MNPI as information that has not been disclosed in such a way as to achieve a broad dissemination to the investing public generally, and:

A. If it were publicly known, that information would or would reasonably be expected to result in a significant change in the market price or value of a traded Security; or

B. There is a substantial likelihood that a reasonable investor would consider that information important in making an investment decision.

NON-ANALYTICAL PERSONNEL

Non-Analytical Personnel means all Covered Personnel not categorized as Analytical Personnel.

RATING COMMITTEE

Rating Committee means the body that determines and approves rating decisions and actions on behalf of Morningstar DBRS. Rating Committees are composed of Analytical Personnel who have the appropriate knowledge and experience in developing a rating opinion for the type of rating being considered and are composed of a quorum of voting members in accordance with the Company's established policies and procedures. There are separate Rating Committees for Fundamental Ratings and Structured Finance Ratings.

RELATED THIRD PARTY

Related Third Party means an Originator, arranger, Sponsor, servicer or any other party that interacts with Morningstar DBRS on behalf of a rated entity, including any person directly or indirectly linked to that rated entity by control.

SECURITIES

Securities are any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed-income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, Exchange Traded Funds (ETFs) and Unit Investment Trusts (UITs).

Appendix II: Reporting Complaints Regarding Morningstar DBRS

Morningstar DBRS has established a procedure so that any complaints received from external parties and Covered Personnel regarding credit ratings opinions, Methodologies and its adherence to securities laws, rating and compliance policies and procedures are subject to standard intake, evaluation, remediation and retention processes.

Anyone may report a complaint regarding Morningstar DBRS or tips alleging a violation of legal or regulatory obligations directed to the GCCO of Morningstar DBRS in writing, as follows:

Morningstar DBRS Global Chief Compliance Officer
Paseo de la Castellana, 81,
28046 Madrid, Spain

creditcompliance@morningstar.com
"Regulatory Complaint" link on dbrs.morningstar.com

Complaints may also be submitted to Morningstar, Inc., via the website (www.integrity-helpline.com/morn.jsp) or the Ethics hotline (800-555-8316).

Complaints may be made on a confidential or anonymous basis. Complaints will be investigated according to the Company's standard procedures and a written response will be provided in due course, in cases where the identity of the complainant has been provided.

The GCCO directs any complaint(s) to the NRSRO DCO, if the DCO is not the current GCCO.

Tips alleging that an Issuer of Securities rated by Morningstar DBRS has committed or is committing a material violation of the law may be referred to an appropriate law enforcement or regulatory body as required by statute.

Covered Personnel who are the direct recipients of external complaints are required to immediately forward the details of the complaint and the complainant's contact information to the GCCO.



Canada
DBRS Limited (Headquarters)
DBRS Tower
181 University Avenue, Suite 600
Toronto, ON M5H 3M7
Tel. +1 416 593-5577
Fax +1 416 593-8432
Email: info-dbrs@morningstar.com

United States
DBRS, Inc.
22 W. Washington St.
Chicago, IL 60602
Tel. +1 312 332-3429
Fax +1 312 332-3492

DBRS, Inc.
140 Broadway, 43rd Floor
New York, NY 10005
Tel. +1 212 806-3277
Fax +1 212 806-3201

DBRS, Inc.
100 First Stamford Place
Bldg 100 2 West
Stamford, CT 06902
Tel. +1 203 883-5877
Fax +1 203 614-1396

Europe
DBRS Ratings Limited
1 Oliver's Yard
55-71 City Road, 2nd Floor
London EC1Y 1HQ
Tel. +44 (0) 20 7855 6600
Fax +44 (0) 20 3137 5129

DBRS Ratings GmbH
Neue Mainzer Straße 75
60311 Frankfurt am Main
Germany
Tel. +49 (69) 8088 3500

DBRS Ratings GmbH, Sucursal en España
Paseo de la Castellana, 81
Floors 26 & 27
28046 Madrid
Spain
Tel. +34 (91) 903 6500

Australia
DBRS Ratings Pty Limited
International Tower 1, Level 3
100 Barangaroo Avenue
Barangaroo NSW 2000
Australia
Tel +61 2 9276 4544

About Morningstar DBRS

Morningstar DBRS is a leading provider of independent credit rating services and opinions for corporate and sovereign entities, financial institutions, and project and structured finance instruments globally. Rating more than 4,500 issuers and 68,000 securities, we are one of the top four credit rating agencies in the world and a market leader in Canada, the U.S., and Europe in multiple asset classes.

For 50 years, Morningstar DBRS has been committed to bringing greater transparency and a much-needed diversity of opinion in the credit rating industry. Our nimble approach combined with Morningstar's global scale and resources enable us to respond to customers' needs in their local markets while also empowering investor success worldwide. Learn more at dbrs.morningstar.com.

The Morningstar DBRS group of companies consists of DBRS, Inc. (Delaware, U.S.)(NRSRO, DRO affiliate); DBRS Limited (Ontario, Canada)(DRO, NRSRO affiliate); DBRS Ratings GmbH (Frankfurt, Germany)(EU CRA, NRSRO affiliate, DRO affiliate); DBRS Ratings Limited (England and Wales)(UK CRA, NRSRO affiliate, DRO affiliate); and DBRS Ratings Pty Limited (Australia)(AFSL No. 569400). DBRS Ratings Pty Limited holds an Australian financial services license under the Australian Corporations Act 2001 to only provide credit ratings to "wholesale clients" within the meaning of section 761G of the Act. For more information on regulatory registrations, recognitions, and approvals of the Morningstar DBRS group of companies, please see: https://dbrs.morningstar.com/research/225752/highlights.pdf.

For persons in Australia: By continuing to access Morningstar DBRS credit ratings and other types of credit opinions and related research (collectively, Relevant Documents), you represent to Morningstar DBRS that you are, or are accessing the Relevant Documents as a representative of, a "wholesale client" and that neither you nor any entity you represent will directly or indirectly disseminate the Relevant Documents or their contents to "retail clients" within the meaning of section 761G of the Australian Corporations Act 2001. Morningstar DBRS does not authorize distribution of the Relevant Documents to any person in Australia other than a "wholesale client" and accepts no responsibility or liability whatsoever for the actions of third parties in this respect.

The Morningstar DBRS group of companies are wholly owned subsidiaries of Morningstar, Inc.

Document Control Number: 20260216-007 v3



CONFIDENTIAL INFORMATION GLOBAL POLICY

Effective Date: June 1, 2020
Owner: Global Compliance
Applies to: All Morningstar DBRS[1] Covered Personnel[2]

I. Purpose and Scope

This Confidential Information Global Policy ("Policy") sets out Morningstar DBRS' approach to the identification and management of confidential information ("Confidential Information").

This Policy applies to all Covered Personnel in all jurisdictions and should be read in conjunction with the DBRS Insiders Procedure for Europe, the Personal Trading Global Policy and Global Procedure, the DBRS Privileged Account Management Global Procedure and the Morningstar, Inc. Code of Ethics. Capitalized terms are defined herein or in the DBRS Glossary.

II. Confidential Information

A. Morningstar DBRS defines Confidential Information to include:
1. Data and information Morningstar DBRS receives from or on behalf of an issuer or entity in connection with Morningstar DBRS' business which Morningstar DBRS knows, or should reasonably know, is information confidential to the issuer, entity or agent.

    This does not include data or information that:
    i. was previously known to Morningstar DBRS through independent sources;
    ii. was lawfully received from a third party without an obligation of confidence;
    iii. was in, or has become part of, the public domain;
    iv. has been publicly released by the issuer, entity and/or its authorized agent on a prior basis; or
    v. is required to be released or disclosed by law.

2. Data and information with respect to a pending Morningstar DBRS credit opinions that has not yet been publicly disclosed.

3. Confidential Information further includes a class of price-sensitive information, known as Material, Non-Public Information ("MNPI").

B. Morningstar DBRS defines MNPI as:
1. Information that has not been disclosed in such a way as to achieve a broad dissemination to the investing public generally, and:
    i. if it were publicly known, that information would or would reasonably be expected to result in a significant change in the market price or value of a traded security; or
    ii. there is a substantial likelihood that a reasonable investor would consider that information important in making an investment decision.

III. Confidential Information Framework – The Guiding Principles

Covered Personnel must not share Confidential Information except in accordance with this Policy and the following four guiding

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[1] Morningstar DBRS as defined in the DBRS Glossary.

[2] Morningstar DBRS Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.



principles.

A. Use Principle

Confidential Information must only be used in the furtherance of Morningstar DBRS' business, or as otherwise agreed with the customer in a letter of engagement or confidentiality agreement. Use of Confidential Information for any other purpose, including for personal gain, is strictly prohibited.

B. Need-to-Know Principle

A Covered Person must only share or pass along Confidential Information to another Covered Person that has the "need to know" the information to complete his or her job function. In addition, Confidential Information must be stored where only Covered Personnel who have a "need to know" can access it. If a Covered Person determines they have access to Confidential Information about which they do not have a "need to know", they must refrain from further accessing the Confidential Information and report the occurrence to their manager and notify Compliance, who will provide guidance with respect to further steps that may be taken.

Although all Covered Personnel are subject to this Policy, any reduction in the number of individuals with access or knowledge of Confidential Information greatly reduces the likelihood that such information will be misused.

C. Safekeeping Principle

Covered Personnel must take reasonable steps to protect Confidential Information from fraud, theft and misuse, or inadvertent disclosure. Morningstar DBRS expects Covered Personnel to adopt safekeeping practices consistent with those set out in the Employee Code of Conduct.

D. Release Principle

Morningstar DBRS generally does not disclose Confidential Information in response to outside requests. Covered Personnel should report the request to their manager and notify Compliance, who will provide guidance with respect to further steps that may be taken.

IV.   Prohibited Uses of Confidential Information

As noted above, Confidential Information must only be used in the furtherance of Morningstar DBRS' business, or as otherwise agreed with the customer in a letter of engagement or confidentiality agreement. Other uses of Confidential Information could result in disciplinary action or legal sanction.

In particular, Covered Personnel should note that each of the following may constitute a criminal and/or civil offence in some or all of the jurisdictions in which Morningstar DBRS does business, and upon conviction, could result in the payment of fines and/or a prison sentence:

1. acquiring or disposing of securities or investments, directly or indirectly, for your own account or on account of others, while in possession of related MNPI;

2. recommending or inducing another person to engage in trading or dealing while in possession of related MNPI; and

3. sharing MNPI with another person, other than in accordance with the Need To Know principle in section III.B herein or in the necessary course of business.

Any questions regarding the appropriate use of Confidential Information should be referred to the Chief Compliance Officer or the appropriate Regional Compliance Officer.

V.   Permitted Sharing of Confidential Information



A. **Sharing Confidential Information - The Need to Know Guiding Principle**

Covered Personnel are only permitted to share Confidential Information, including MNPI, with other Covered Personnel when that other person needs to know the information to perform their job function.

B. **Permitted Sharing within Morningstar DBRS**

Confidential Information relating to credit opinions cannot be shared with anyone who is not within the Morningstar DBRS entity (e.g.,. DBRS, Inc. or MCR) that is or will be issuing the rating, unless:

1. the person is directly involved in the credit opinion, and

2. has a "need to know" the information to perform their job function.

A person is "within the Morningstar DBRS entity issuing the rating" if they are an employee, officer, or director of the Morningstar DBRS entity this is issuing or will be issuing a credit opinion, or a consultant engaged by that entity.

While Independent Non-Executive Directors ("INEDS") are "within the company" for which they serve as director, in accordance with separate procedures that Morningstar DBRS employs with such directors, Confidential Information relating to a rating should **not** be shared with INEDs absent an exception granted by the Chief Compliance Officer.

C. **Permitted Sharing With External Parties**

Confidential Information relating to a credit opinion can only be shared with external parties if they are directly involved in the credit opinion (*e.g.*, the issuer or rated entity and their agents), or as otherwise permitted by the party that provided the Confidential Information.

A public rating that has not yet been published may only be shared with the issuer and its agents.

A public rating or any related rating action[3] may not be made available through a Morningstar DBRS subscription service prior to it being published on the applicable website and disseminated by press release.

D. **Permitted Sharing with Regulators**

Nothing in this Policy or otherwise limits an individual's ability to communicate voluntarily and directly with an appropriate governmental entity or agency, including Morningstar DBRS' supervising regulators, concerning possible violations of law or regulation, or to provide information, including documents, not otherwise protected from disclosure by any applicable law or privilege, to such entities or agencies, or to cooperate with their investigative activities, and no individual is required to provide notice to or obtain consent from Morningstar DBRS to do so. All provisions of this Policy should be construed in a manner consistent with the preceding sentence.

VI.   Tracking Access to MNPI

From time to time, regulators may ask Morningstar DBRS for details regarding individuals within Morningstar DBRS who received MNPI in connection with Morningstar DBRS' business. In some cases, Covered Personnel may also be tasked to maintain a list of individuals with access to MNPI on an on-going basis. For more information regarding these circumstances, see the Insiders Procedure for Europe.

VII.   Confidential Information with Respect to Morningstar

MNPI and other confidential information pertaining to Morningstar, Inc. and its subsidiaries (including Morningstar DBRS) should be identified and managed in accordance with the applicable provisions of the Morningstar, Inc. Code of Ethics.

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[3] For MCR, includes a Credit Rating Action (as defined in the MCR Glossary), outlook or under review status.



PERSONAL SECURITIES OWNERSHIP AND TRADING GLOBAL POLICY

Effective Date: **March 31, 2022**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar Covered Personnel**

I.   Purpose and Scope

This Personal Securities Ownership and Trading Global Policy ("PSOT Policy") defines the approach that DBRS Morningstar follows in relation to personal securities ownership, trading, and disclosure, in line with applicable regulatory requirements.

This PSOT Policy applies to all Covered Personnel, globally, and the Immediate Family Members of Analytical Personnel. However, certain sections apply to Covered Personnel differently depending on their involvement in credit rating activities and their access to certain types of Confidential Information.

This Policy should be read in conjunction with the Personal Securities Ownership and Trading Global Procedure ("PSOT Procedure"), the Confidential Information Global Policy ("CI Policy"), Personal Securities Ownership and Trading Global Reference Document, and the Employee Code of Conduct. Terms capitalized throughout this Policy are defined in the aforementioned documents or the Glossary.

II.   Prohibition on Insider Trading

It is a criminal offense to trade or encourage others to trade Securities while in the possession of Material Non-Public Information ("MNPI"), a practice known as "Insider Trading." All Covered Personnel are prohibited from directly or indirectly engaging in Insider Trading and from misusing Confidential Information as defined in the CI Policy.

III.   Policy Provisions Related to Securities Ownership and Trading

In order to eliminate the appearance of impropriety and to mitigate potential conflicts of interest related to DBRS Morningstar's credit rating activities,

1. An Analytical Person must not participate in the assignment or monitoring of any credit rating if such Analytical Person or any Immediate Family Member of such Analytical Person, directly or indirectly[i], owns the Securities of the entity that is subject of such credit rating, their Affiliated Entity(ies) or any relevant Related Third Party(ies).

2. DBRS Morningstar maintains Restricted List(s) covering all entities that are subject to DBRS Morningstar credit ratings, their Affiliated Entities and any Related Third Parties, as applicable.



3. Covered Personnel and their respective Immediate Family Members, where applicable, must not directly or indirectly, own Securities of, or have any other direct or indirect ownership interest in, any entity that is in the applicable Restricted List(s).

4. Covered Personnel are also subject to certain requirements pertaining to their respective securities ownership and trading (and that of their respective Immediate Family Members, as applicable) as detailed in the PSOT Procedure.

5. Restricted Lists and applicable requirements are determined and applied based on a Covered Person's role and responsibilities; access, or ability to access MNPI; and the nature of the accounts held by, and Securities owned by, the relevant Covered Person as described in the PSOT Procedure.

IV. Confidentiality

All information that DBRS Morningstar obtains pertaining to Covered Personnel in accordance with this Policy shall be kept in strict confidence, except when such information may need to be disclosed to internal or external legal counsel, or to a regulatory or adjudicatory body pursuant to law, regulation or other legal process.

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[i] For the purpose of this Policy, "indirect" ownership includes beneficial ownership interest that a Covered Person (or an Immediate Family Member of Analytical Personnel) may have in a Covered Account or Reportable Security, including through another natural person or legal entity (for example, holding company or a trust arrangement) that acts on behalf of the Covered Person (or an Immediate Family Member of Analytical Personnel)).